Exhibit 99.1

Cellebrite Announces Third-Quarter 2023 Results

Record revenue of $84.2 million, 17% year-over-year increase primarily due to

32% growth in subscription revenue;

Record ARR of $295.2 million, up 27% year-over-year;

Record adjusted EBITDA of $20.8 million, 24.7% Adjusted EBITDA margin;

Company Increases 2023 ARR and Adjusted EBITDA Outlook, and

Raises Mid-Point for Expected 2023 Revenue Range

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, November 14, 2023 – Cellebrite (NASDAQ: CLBT), a global leader in Digital Intelligence (“DI”) solutions for the public and private sectors, today announced financial results for the three and nine months ending September 30, 2023.

“I am pleased with Cellebrite’s third-quarter 2023 performance, which demonstrates continued business momentum and meaningful strategic progress,” said Yossi Carmil, Cellebrite’s CEO. “Against the backdrop of a healthy demand environment, we reported record quarterly revenue, ARR and adjusted EBITDA due in large part to the strong traction we are generating within the digital forensic units and investigative units of our law enforcement customers. We move into the final quarter of the year with a compelling value proposition, attractive prospects to grow our wallet share with customers, and an increasingly efficient cost structure that supports ongoing profit improvement. These dynamics are reflected in our updated outlook for 2023.”

Third Quarter 2023 Financial Highlights

●	Annual Recurring Revenue (ARR) of $295.2 million, up 27% year-over-year

●	Revenue of $84.2 million, up 17% year-over-year

●	Subscription revenue was $73.3 million, a 32% year-over-year increase

●	Recurring revenue dollar-based net retention rate of 125%

●	GAAP gross profit and gross margin of $71.3 million and 84.7%, respectively; Non-GAAP gross profit and gross profit margin of $71.7 million and 85.2%, respectively

●	GAAP net profit of $6.5 million; Non-GAAP net income of $21.3 million

●	GAAP diluted earnings per share of $0.03; Non-GAAP diluted earnings per share of $0.09

●	Adjusted EBITDA and adjusted EBITDA margin of $20.8 million and 24.7%, respectively

Third-Quarter 2023 and Recent Digital Intelligence Highlights

Team

●

In a separate announcement today, Cellebrite appointed Marcus Jewell as Global Chief Revenue Officer (CRO), a newly created role, effective November 15, 2023. Mr. Jewell brings to Cellebrite over 25 years of experience in senior-level sales and management, having served as CRO at fast-growing, successful technology companies such as Juniper Networks, Brocade Communications and others.

Go-to-Market

●	Cellebrite closed 25 large deals in the third quarter, each valued at $500,000 or more. Notable third-quarter 2023 deals included:

o	Due to the differentiated capabilities of Cellebrite’s Premium solution, a large U.S. Federal agency significantly increased its Premium footprint. As a result, Cellebrite’s ARR at this account grew by over 80% to $6.5 million.

o	Cellebrite broadened its relationship with a major U.S. state police department, which licensed Pathfinder and Premium as a Service to help it expedite cases involving digital evidence. This deal increased ARR in this account by 5x to $900,000.

o	One of the largest police departments in the U.S. was an early adopter of Smart Search and went live with Smart Search in the third quarter as part of a deal that increased Cellebrite’s ARR by over 30% to over $650,000.

o	In the private sector, Cellebrite continued to close new deals for Endpoint Inspector Mobile, which is helping to establish this offering as a leading internal investigation solution for consent-based, mobile data collection involving employees outside of the office. Cellebrite also expanded its relationship with a leading nationwide eDiscovery company for its on-premise offerings, increasing ARR at this account by 20% to $600,000.

●	On November 13, 2023, Cellebrite published critical insights from its 2024 Industry Trends Survey for the Public Sector. The survey findings revealed the urgent need for agencies to digitally transform key workflows to address severe staffing shortages and a growing volume of evidence.

●	On October 18, 2023, Cellebrite announced the unveiling of a cutting-edge website and Learning Management System within its customer portal, MyCellebrite.

●	In mid-October, Cellebrite sponsored and participated in the 2023 International Association of Chiefs of Police (IACP) Annual Conference and Exposition in San Diego, California.

Innovation

●	On November 9, 2023, Cellebrite announced the release of Mobile Ultra, for mobile device investigations to the private sector. An all-in-one application, Mobile Ultra surfaces facts quickly and accelerates the collection, extractions and reporting process during corporate investigations.

●	On November 8, 2023, Cellebrite announced Cellebrite Smart Search, a new SaaS-based solution that securely automates the collection and review of publicly available online data. The addition of Cellebrite Smart Search broadens the range of high-value investigative tools within the Cellebrite portfolio. Built specifically for investigators, Smart Search collects all publicly available online data on a desired individual or organization and surfaces the most relevant information, quickly generating a standardized, shareable report for stakeholders.

●	On August 21, 2023, Cellebrite introduced Endpoint Mobile Now, a new SaaS offering for corporate investigations and eDiscovery, the Company’s first SaaS solution for private sector customers.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

“In the third quarter of 2023, meaningful gross margin improvement and disciplined spending enabled us to convert solid revenue growth into outstanding profitability and excellent free cash flow,” stated Dana Gerner, Chief Financial Officer of Cellebrite. “Our success in expanding existing customer relationships in recent quarters, a healthy sales pipeline for the fourth quarter and prudent spending focused on key R&D and go-to-market initiatives underpin our expectations for a strong, productive finish to 2023. With revenue trending toward the upper half of our prior full-year 2023 expectations, we have raised our 2023 ARR range to better reflect our near-term sales prospects and we have increased our 2023 adjusted EBITDA range above our prior outlook due to solid revenue growth, a strong gross margin performance, greater operational efficiencies and favorable changes in foreign currency. We believe that our continued progress in executing against our strategic priorities over the coming months will enable us to sustain our momentum into next year.”

The Company’s updated 2023 expectations are as follows:

	Prior Expectations	Updated Expectations
	(as of August 8, 2023)	(as of November 14, 2023)
2023 Revenue	$310 million - $320 million	$315 million - $320 million
Growth over 2022	15% - 18%	16% - 18%
December 2023 ARR	$303 million - $313 million	$310 million - $315 million
Growth over 2022	22% - 26%	25% - 27%
2023 Adjusted EBITDA	$39 million - $44 million	$50 million - $55 million
2023 Adjusted EBITDA margin	13% - 14%	16% - 17%

Conference Call Information

Cellebrite will host a live conference call and webcast later this morning to review the Company’s financial results for the third quarter of 2023 and discuss its full-year 2023 outlook. Pertinent details include:

Date:	Tuesday, November 14, 2023
Time:	8:30 a.m. ET
Call-In Number:	203-518-9848
Conference ID:	CLBTQ323
Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q3-2023-results-investor-call-webcast
Webcast URL:	https://edge.media-server.com/mmc/p/nd73hvhn

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results. A transcript of the call will be added to this page along with access to the replay of the call later in the day.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP operating income margin, non-GAAP net income, non-GAAP EPS, adjusted EDITDA and adjusted EBITDA margin is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility to the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

In regard to forward-looking non-GAAP guidance, we are not able to reconcile the forward-looking Adjusted EBITDA measure to the closest corresponding GAAP measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, tax expense, depreciation and amortization expense, and certain financing and tax items.

Key Performance Indicators

This press release also includes key performance indicators, including annual recurring revenue and dollar-based retention rate.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

About Cellebrite

Cellebrite’s (NASDAQ: CLBT) mission is to enable its customers to protect and save lives, accelerate justice, and preserve privacy in communities around the world. We are a global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more, visit us at www.cellebrite.com and https://investors.cellebrite.com.

Note: References to our website and the websites of third parties mentioned in this press release are inactive textual references only, and information contained therein or connected thereto is not incorporated into this press release.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, the following: estimated financial information for fiscal year 2023 and certain statements related to moving into the final quarter of the year with a compelling value proposition, attractive prospects to grow our wallet share with customers, and an increasingly efficient cost structure that supports ongoing profit improvement; our expectations for a strong, productive finish to 2023; revenue trending toward the upper half of our prior full-year 2023 expectations; and our belief that our continued progress in executing against our strategic priorities over the coming months will enable us to sustain our momentum into next year. Such forward-looking statements including those with respect to 2023 revenue, annual recurring revenue (ARR), adjusted EBITDA, operating profitability and earnings as well as commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on April 27, 2023 and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors Relations

Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760

Media
Victor Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404.804.5910

Cellebrite DI Ltd.

Third Quarter 2023 Results Summary

(U.S Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	84,179	71,675	232,097	196,633
Gross profit	71,301	57,141	193,782	158,018
Gross margin	84.7%	79.7%	83.5%	80.4%
Operating income (loss)	13,479	(1,085)	18,238	(8,630)
Operating margin	16.0%	(1.5)%	7.9%	(4.4)%
Net (loss) income	6,500	25,092	(66,453)	113,727
Cash flow from operating activities	29,179	(556)	58,231	(15,166)

Non-GAAP Financial Data:
Operating income	19,252	3,412	34,300	5,110
Operating margin	22.9%	4.8%	14.8%	2.6%
Net income	21,313	2,974	38,927	4,369
Adjusted EBITDA	20,792	5,053	39,220	9,792
Adjusted EBITDA margin	24.7%	7.0%	16.9%	5.0%

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	September 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$137,066	$87,645
Short-term deposits	80,359	51,335
Marketable securities	46,315	44,643
Trade receivables (net of allowance for credit losses of $680 and $1,904 as of September 30, 2023 and December 31, 2022, respectively)	69,559	78,761
Prepaid expenses and other current assets	24,476	17,085
Contract acquisition costs	5,325	6,286
Inventories	11,210	10,176
Total current assets	374,310	295,931

Non-current assets
Other non-current assets	7,572	1,731
Marketable securities	19,494	22,125
Deferred tax assets, net	9,601	12,511
Property and equipment, net	15,274	17,259
Intangible assets, net	11,155	11,254
Goodwill	26,829	26,829
Operating lease right-of-use assets, net	12,707	15,653
Total non-current assets	102,632	107,362
Total assets	$476,942	$403,293

Liabilities and shareholders’ equity

Current Liabilities
Trade payables	$7,985	$4,612
Other accounts payable and accrued expenses	43,494	45,453
Deferred revenues	170,659	152,709
Operating lease liabilities	4,700	5,003
Total current liabilities	226,838	207,777

Long-term liabilities
Other long term liabilities	5,080	5,394
Deferred revenues	47,596	42,173
Restricted Sponsor Shares liability	40,272	17,532
Price Adjustment Shares liability	67,560	26,184
Warrant liability	44,332	20,015
Operating lease liabilities	7,322	10,353
Total long-term liabilities	212,162	121,651
Total liabilities	$439,000	$329,428

Shareholders’ equity
Share capital	*)	*)
Additional paid-in capital	(95,155)	(125,624)
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	392	331
Retained earnings	132,790	199,243
Total shareholders’ equity	37,942	73,865
Total liabilities and shareholders’ equity	$476,942	$403,293

*)	Less than 1 USD

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income (loss)

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Subscription services	$54,150	$39,385	$152,029	$109,772
Term-license	19,130	16,209	49,739	43,862
Total subscription	73,280	55,594	201,768	153,634
Other non-recurring	4,185	7,407	9,075	17,707
Professional services	6,714	8,674	21,254	25,292
Total revenue	84,179	71,675	232,097	196,633

Cost of revenue:
Subscription services	4,602	5,082	14,040	13,194
Term-license	4	7	6	375
Total subscription	4,606	5,089	14,046	13,569
Other non-recurring	3,515	4,108	9,422	9,606
Professional services	4,757	5,337	14,847	15,440
Total cost of revenue	12,878	14,534	38,315	38,615

Gross profit	$71,301	$57,141	$193,782	$158,018

Operating expenses:
Research and development	20,451	21,635	62,635	60,886
Sales and marketing	26,873	25,567	81,219	73,718
General and administrative	10,498	11,024	31,690	32,044
Total operating expenses	$57,822	$58,226	$175,544	$166,648

Operating income (loss)	$13,479	$(1,085)	$18,238	$(8,630)
Financial (expense) income, net	(6,630)	25,422	(81,456)	120,288
Income (loss) before tax	6,849	24,337	(63,218)	111,658
Tax expense (income)	349	(755)	3,235	(2,069)
Net income (loss)	$6,500	$25,092	$(66,453)	$113,727

Earnings (loss) per share
Basic	0.03	0.13	(0.35)	0.60
Diluted	0.03	0.13	(0.35)	0.56

Weighted average shares outstanding
Basic	191,567,601	183,275,256	188,697,934	181,931,507
Diluted	204,394,330	193,188,295	188,697,934	194,967,665

Other comprehensive income (loss):
Unrealized (loss) income on hedging transactions	(85)	760	(59)	(2,147)
Unrealized income (loss) on marketable securities	87	(260)	213	(546)
Currency translation adjustments	873	(265)	(93)	547
Total other comprehensive income (loss), net of tax	875	235	61	(2,146)
Total other comprehensive income (loss)	$7,375	$25,327	$(66,392)	$111,581

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:
Net income (loss)	$6,500	$25,092	$(66,453)	$113,727
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation, RSUs and ESPP benefit	4,881	3,458	13,938	9,921
Amortization of premium, discount and accrued interest on marketable securities	(337)	(109)	(798)	(147)
Depreciation and amortization	2,380	2,305	7,396	6,674
Interest income from short term deposits	(1,845)	(167)	(4,242)	(366)
Deferred income taxes	2,373	(489)	2,835	(2,331)
Remeasurement of warrant liability	2,054	(5,817)	24,317	(36,838)
Remeasurement of Restricted Sponsor Shares	2,647	(6,449)	22,740	(28,561)
Remeasurement of Price Adjustment Shares liabilities	4,779	(12,825)	41,376	(54,431)
(Increase) decrease in trade receivables	(8,779)	(23,377)	9,338	(24,127)
Increase in deferred revenue	13,312	18,071	23,867	20,013
(Increase) decrease in other non-current assets	(4,779)	—	(5,841)	133
Increase in prepaid expenses and other current assets	(1,412)	(2,191)	(7,036)	(1,261)
Changes in operating lease assets	1,438	—	4,138	—
Changes in operating lease liability	(1,564)	—	(4,526)	—
Increase in inventories	(396)	(1,247)	(1,038)	(2,868)
Increase (decrease) in trade payables	2,989	1,197	3,370	(4,576)
Increase (decrease) in other accounts payable and accrued expenses	4,904	2,370	(4,837)	(6,793)
Increase (decrease) in other long-term liabilities	33	(378)	(314)	(3,335)
Net cash provided by (used in) operating activities	29,178	(556)	58,230	(15,166)

Cash flows from investing activities:

Purchases of property and equipment	(1,082)	(1,630)	(2,971)	(5,506)
Purchase of Intangible assets	—	(400)	—	(400)
Investment in marketable securities	(15,000)	(19,426)	(42,005)	(80,111)
Proceeds from maturity of marketable securities	14,550	9,660	44,057	14,832
Investment in short term deposits	(10,000)	—	(64,000)	(25,000)
Redemption of short term deposits	637	—	39,218	42,397
Net cash used in investing activities	(10,895)	(11,796)	(25,701)	(53,788)

Cash flows from financing activities:

Exercise of options to shares	8,130	6,618	15,315	11,301
Exercise of public warrants	—	—	—	5
Proceeds from Employee Share Purchase Plan, net	686	680	1,920	680
Net cash provided by financing activities	8,816	7,298	17,235	11,986

Net increase (decrease) in cash and cash equivalents	27,099	(5,054)	49,764	(56,968)
Net effect of Currency Translation on cash and cash equivalents	(535)	(2,065)	(343)	(4,439)
Cash and cash equivalents at beginning of period	110,502	91,685	87,645	145,973
Cash and cash equivalents at end of period	$137,066	$84,566	$137,066	$84,566

Supplemental cash flow information:
Income taxes paid	$673	$1,437	$9,200	$5,326
Non-cash activities
Purchase of property and equipment	$—	$79	$—	$142
Purchase of Intangible assets	$—	$171	$—	$171

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	$12,878	$14,534	$38,315	$38,615
Less:
Share based compensation	435	355	1,235	940
Acquisition related costs	12	—	39	—
Non-GAAP cost of revenues	$12,431	$14,179	$37,041	$37,675

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$71,301	$57,141	$193,782	$158,018
Share based compensation	435	355	1,235	940
Acquisition related costs	12	—	39	—
Non-GAAP gross profit	$71,748	$57,496	$195,056	$158,958

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	$57,822	$58,226	$175,544	$166,648
Less:
Issuance expenses	—	—	(345)	—
Share based compensation	4,446	3,102	12,703	8,980
Amortization of intangible assets	840	664	2,476	1,992
Acquisition related costs	40	375	(46)	1,827
Non-GAAP operating expenses	$52,496	$54,085	$160,756	$153,849

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating income (loss)	$13,479	$(1,085)	$18,238	$(8,630)
Issuance expenses	—	—	(345)	—
Share based compensation	4,881	3,458	13,938	9,921
Amortization of intangible assets	840	664	2,476	1,992
Acquisition related costs	52	375	(7)	1,827
Non-GAAP operating income	$19,252	$3,412	$34,300	$5,110

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net (loss) income	$6,500	$25,092	$(66,453)	$113,727
Issuance expenses	—	—	(345)	—
One time tax income	—	(543)	—	(2,368)
Share based compensation	4,881	3,458	13,938	9,921
Amortization of intangible assets	840	664	2,476	1,992
Acquisition related costs	52	375	(7)	1,827
Tax expense (income)	(440)	(981)	885	(900)
Finance expense (income) from financial derivatives	9,480	(25,091)	88,433	(119,830)
Non-GAAP net income	$21,313	$2,974	$38,927	$4,369

Non-GAAP Earnings per share:
Basic	$0.10	$0.02	$0.19	$0.02
Diluted	$0.09	$0.01	$0.18	$0.02

Weighted average shares outstanding:
Basic	191,567,601	183,275,256	188,697,934	181,931,507
Diluted	204,394,330	193,188,295	202,899,131	194,967,665

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net (loss) income	$6,500	$25,092	$(66,453)	$113,727
Issuance expenses	—	—	(345)	—
Financial expense (income), net	6,630	(25,422)	81,456	(120,288)
Tax expense (income)	349	(755)	3,235	(2,069)
Share based compensation	4,881	3,458	13,938	9,921
Amortization of intangible assets	840	664	2,476	1,992
Acquisition related costs	52	375	(7)	1,827
Depreciation expenses	1,540	1,641	4,920	4,682
Adjusted EBITDA	$20,792	$5,053	$39,220	$9,792